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PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)
To Prospectus Dated July 31, 2000                     Registration No. 333-37092


                                7,559,167 Shares
                               vFinance.com, Inc.
                          Common Stock, $.01 par value

         This prospectus supplement relates to the registration by vFinance.com, Inc. of 7,559,167 shares of its common stock, par value $.01 per share.

         This prospectus supplement should be read in conjunction with the prospectus dated July 31, 2000, and the prospectus supplement dated September 14, 2000, which are to be delivered with this prospectus supplement.

         The information in the section entitled "Our Services" under the heading "BUSINESS" in the prospectus is amended in part by the addition of the following information:

         On November 16, 2000, we entered into a letter of intent with Colonial Direct Financial Group, Inc., a Delaware corporation, to acquire all of the outstanding capital stock of Colonial. Colonial is a broker-dealer registered with the SEC and a member of the NASD. We intend to structure this transaction as a tax free exchange in which we propose to exchange with the shareholders of Colonial 5,750,000 unregistered shares of our common stock and shares of our preferred stock equivalent in rights and preferences to the 122,500 shares of Series A Convertible Preferred Stock of Colonial for all of the outstanding capital stock of Colonial. As part of the letter of intent, we intend to grant to the holders of incentive stock options granted by Colonial on or before June 30, 2000 incentive stock options to purchase 500,000 shares of our common stock, in exchange for the stock options granted by Colonial. In addition, we intend to grant to investors who participated in Colonial's private placement of securities, which closed in January 2000, stock options to purchase 575,000 shares of our common stock. The stock options to be granted by us will have an exercise price of $2.25 per share. The vested portion of our stock options will match the vested portion of the Colonial stock options with the unvested portion of our stock options vesting ratably over the four (4) year period immediately following the date of execution of the letter of intent. We also intend to grant 625,000 stock options to purchase our common stock at an exercise price of $5.80 per share to key employees of Colonial.

         Upon the occurrence of certain events set forth in the letter of intent, either party is required to pay the other party a break up fee in the amount of $100,000. The consummation of the transaction is subject to, among other things, (i) the negotiation and the execution of definitive agreements and the approval of the transactions by the shareholders of Colonial and (ii) the NASD's approval of the change in control of Colonial.

         We can give no assurance that the transaction with Colonial will be consummated. If the transaction is consummated, it is also possible that, by agreement of the parties, one or more terms and/or conditions of the definitive agreements will differ materially from the terms and conditions of the letter of intent.

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The fifth paragraph in the section entitled "Liquidity and Capital Resources"
under the heading "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the prospectus is amended in its entirety to state as follows:

         Although we do not have any material commitments for capital expenditures, we intend to repurchase up to one million dollars ($1,000,000) worth of our issued and outstanding common stock in the open market or in privately negotiated transactions, or a combination thereof, prior to the beginning of the third calendar quarter of year 2001. We can give no assurance that we will repurchase any of our shares of common stock.

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   BEFORE INVESTING, YOU SHOULD REVIEW THE "RISK FACTORS" BEGINNING ON PAGE 4.

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         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

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          The date of this prospectus supplement is November 30, 2000.

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